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TVI Corporation

(Name of Registrant as Specified in its Charter)

Allen E. Bender

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Allen E. Bender
2411 Pimpernel Drive
Waldorf, MD 20603

April 25, 2008

Dear Fellow Shareholder:

Some of you will remember that in 1995 Jeff Squires and I joined the TVI Board at a time when it was in bankruptcy and had been essentially looted and trashed. Seven years later by a lot of perseverance and some good luck we had built a new TVI that was the sole supplier of Thermal Targets and set the national standard for Mass Decontamination Systems. Perhaps more importantly, we had established the company’s reputation for integrity and reliability. Share price was on the rise. The company had essentially no debt. And we were in serious negotiations for some very attractive acquisitions.

Another six years have passed, and today TVI is a much larger – but much poorer – company. There does appear to have been some looting, and certainly the share price has collapsed. Our current Directors have essentially controlled the Board for three years - three since May 2005 and a fourth since December 2005. During this time our per share value has evaporated from some $4 to less than 40 cents; shareholder equity has shrunk to less than $10 million; and debt on the balance sheet has increased from zero to $25 million.

Today we are largely in the tent rental business, waiting for natural disasters. We have huge debt that will require payments of almost half a million dollars a month starting August 22. We have had a chaotic marketing effort which remains unclear and uncertain. And any strategic vision for the company has been murky at best. The Board’s oversight has simply been inadequate. Much of its effort – and great expense – has been devoted to enacting measures to entrench itself and prevent meaningful shareholder involvement.

We deserve better! Stockholder interests must come first! This Board has failed us too long!

To encourage - and insist on - restoring TVI’s profitability and status, Jeff Squires and I wish to join the TVI Board. I have also proposed changes in our Bylaws and Charter to improve corporate governance and make the Board more accountable. We will greatly appreciate your support.

On the following pages I present my views on actions that need to be taken, the reasons for them, and the directions for corporate development. I am convinced that much potential exists, but it will take vision and effort.

Please, take a moment to review my comments. If you agree and want strengthened leadership and a more responsive Board, toss away the Board’s Proxy card and instead RETURN THE BENDER PROXY!

Sincerely,

Allen Bender

2008 ANNUAL MEETING OF STOCKHOLDERS
OF
TVI CORPORATION

PROXY STATEMENT AND OPPOSITION SOLICITATION
of
ALLEN E. BENDER

This proxy statement (Proxy Statement) and the accompanying PROXY CARD (“bender” Proxy Card”) are being furnished to stockholders of TVI Corporation, a Maryland corporation, (“TVI ” or the “Company”) in connection with the solicitation of proxies by Allen E. Bender to be used at the 2008 Annual Meeting of stockholders of TVI, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “Annual Meeting”). The Annual Meeting is scheduled to be held at 10:00 a.m. local time on Thursday, June 10, 2008, at the offices of the Company located at 7100 Holladay Tyler Road in Glenn Dale, Maryland. This Proxy Statement and the “bender” Proxy Card are first being furnished to stockholders on or about May 8, 2008.

I am soliciting your proxy for the Annual Meeting regarding the following proposals. Please note that proposals 2 and 3 are the same as the Company’s proposals, proposals 1 and 4 are modified versions of the Company’s proposals, and proposals 5 through 11 are proposals submitted by me.

1. To elect Allen Bender and Jeffrey Squires to the Board of Directors to fill the two vacant Class A Board seats

2. To vote against the Company’s 2008 Equity Incentive Plan

3. To vote to ratify the selection of Stegman & Co as 2008 independent accountants

4. To vote for By-laws amendment requiring annual election of Directors

5. To vote for By-laws amendment specifying election methods for Directors

6. To vote for By-laws amendment authorizing a Special Meeting called by 25% of Stockholders

7. To vote for Charter amendment requiring special meeting date within 60 days of a valid request

8. To vote for Charter amendment to authorize written consent actions by a majority of Stockholders

9. To vote for Charter amendment electing not to be subject to Maryland’s Subtitle 3-8 anti-takeover measures

10. To vote for Charter amendment requiring all shares of stock will be equal regardless of ownership

11. To vote for reimbursement of Bender ’s reasonable out-of-pocket expense incurred in the effort to include these proposals on the Agenda

Please note that rather than group all By-laws changes into one proposal, and all Charter changes into a second proposal, I have deliberately itemized them so that stockholders will have a choice and not be forced to simply accept all or reject all.

THIS SOLICITATION IS BEING MADE BY ALLEN BENDER AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF TVI.

YOUR VOTE IS IMPORTANT

YOUR VOTE IS EXTREMELY IMPORTANT. I URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSE “bender” PROXY CARD TO VOTE FOR THE ELECTION OF BENDER AND SQUIRES AND FOR AMENDMENTS OF THE CHARTER AND BY-LAWS TO ENHANCE ACCOUNTABILITY TO STOCKHOLDERS.

IF ELECTED, CONSISTENT WITH THEIR FIDUCIARY DUTY, MESSRS. BENDER AND SQUIRES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TVI. WE URGE YOU TO SIGN, DATE AND RETURN THE “bender ” PROXY CARD FOR THE ELECTION OF ALLEN BENDER AND JEFFREY SQUIRES.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY TVI. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED “bender” PROXY CARD IN THE ENCLOSE POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. PLEASE SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you have any questions or need any assistance in executing your proxy, please call:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders Call Toll-Free: (800) 347-4750
Banks and Brokers Call Collect: (212) 269-5550

Only holders of record of TVI’s voting securities at the close of business on April 14, 2008 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Annual Meeting. According to the Proxy Statement filed by TVI with the Securities and Exchange Commission (the “SEC”) on April 18, 2008 (“Company Proxy Statement”), as of the Record Date there were 33,922,124 shares of Common Stock, $.01 stated value per share, of TVI (the “Common Stock”) outstanding and entitled to vote. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A “bender” PROXY CARD EVEN IF THEY SELL THEIR SHARES AFTER THE RECORD DATE.

IF YOU PREVIOUSLY VOTED FOR THE COMPANY ’S NOMINEES AND RECOMMENDATIONS, YOU CAN CHANGE YOUR VOTE BY SIGNING, DATING, AND RETURNING THE ENCLOSED “bender” PROXY CARD TO D. F. KING & CO., INC. AT ITS ADDRESS SET FORTH ABOVE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, OR BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE AND RETURN ON YOUR BEHALF THE “bender” PROXY CARD AS SOON AS POSSIBLE.

As of the Record Date, Messrs. Bender and Squires owned, and as of the date of this Proxy Statement, we continue to own, and aggregate of 1,486,018 shares pof Common Stock, representing approximately 4.38% of the outstanding shares of Common Stock. Messrs. Bender and Squires intend to vote such shares FOR the election of Allen Bender and Jeffrey Squires, AGAINST the 2008 Equity Incentive Plan, and FOR each of the other proposals.

VOTE FOR ALLEN BENDER AND JEFF SQUIRES BY RETURNING YOUR SIGNED AND DATED “bender” PROXY CARD TODAY.

I. BACKGROUND OF THE SOLICITATION

Over the last couple of years the Company has experienced operational difficulties, accounting irregularities, improper and probably fraudulent transactions, excessive executive and marketing turn-over, and poor investor relations. Its revenues have declined, and it has incurred significant losses. It made a disastrous acquisition, and is now burdened with excessive debt. Share price has plummeted from about $4 per share to less than 40 cents per share.

The Incumbent Board has been slow to react, and has never shown a clear strategic vision or direction for the Company. It has seemed more interested in self-preservation, spending large amounts for additional accounting and legal assistance, and adopting a measure under Maryland law which supercedes our By-laws and stockholder rights and gives the Board complete authority. There seemed little concern for stockholder rights or interests.

As the former CEO of the Company I had accumulated a significant amount of stock, and always remained - until recently - a steadfast supporter. I made positive suggestions to Directors at the previous Annual Meetings, and have submitted a number of written suggestions. I have always offered to help in any way possible. However, my comments and offers have been ignored.

Finally, I concluded that changes must be made if the Company’s potential were to be achieved. We need an active Board, not an entrenched and complacent one. We need vision, and we need leadership. We need to restore confidence and loyalty in the staff, particularly our marketing team. We need to expand our product line, both horizontally and vertically. And we need to restore our credibility among our customers, shareholders and prospective investors. I believe that these changes can best be brought about by making our Board accountable to us the stockholders by reversing the legal protective provisions implemented by the Board, and by adding some new eyes and fresh ideas to the Board.

To accomplish these changes, Jeffrey Squires and I nominated one another for two vacant Class A director positions. We carefully followed the instructions given in last year’s Proxy Statement, the current By-laws, and Maryland state law. Our nominations have been completely ignored by the Company.

I submitted seven Charter and By-laws amendments for consideration by stockholders at the Annual Meeting, again carefully following the By-laws and Maryland law. I added a final proposal for reimbursement of my out-of-pocket expense, anticipating that the Company would be obstructive to my proposals.

The Company first declined to include all eight of my proposals, relying on a technical SEC Rule that required a company – as a matter of federal law only – to present only one proposal per shareholder. When I selected just one proposal for the Company to present for a shareholder vote under SEC rules, the Company objected to this proposal, and requested an advance ruling from the SEC that it could be omitted. The SEC disagreed. My proposal is included as Proposal Four in the Company’s Proxy Statement.

I re-submitted the other seven proposals under the authority of our By-laws and Maryland law, both of which specifically permit multiple shareholder proposals. The Company mentions these proposals in its Proxy Statement under Other Business, but does not include them in the Agenda for stockholder consideration. Instead, it asks stockholders for Proxy authority to vote against them in the event I were to try to get them introduced from the floor. To me that’s indicative of the Board’s attitude toward stockholders - you are asked to vote against the proposals but are given no opportunity to vote for them, or even know what they are.

I firmly believe that my proposals are in fact good governance measures, and are issues that stockholders have every right to consider. The only avenue the Board left for me to get these proposals on the Meeting Agenda was to file an Opposition Solicitation. This was not my original intent, and I had informed the Company of this. At any rate, please remember that I am not an irate stockholder just wanting to make trouble, but a very concerned and large stockholder who wants to protect his investment and who has been forced down this path by the obstructionist position of the Board.

II. VIEWS AND COMMENTS ABOUT THE COMPANY

Let me emphasize that I have no doubt about the substantial enterprise value of TVI. Its intrinsic strength and potential earnings are being severely discounted by the stock market, not because of lack of potential but because of uncertainty about our leadership and direction. The Board has squandered away over a $100 million in market value, has mortgaged the company to BB&T Bank, has reacted too little and too late to the crisis, and has never had much of a strategic vision for the company. But there are real opportunities for the future.

Vertically, we need to fabricate more of the hardware instead of simply re-selling it. The recent Mortuary Affairs sale is a good example. That system cost about $350,000 of which perhaps $50,000 was for shelters. The rest is mostly hardware the company purchased from other suppliers – trailers, generators, chillers, air handlers, etc. – without much mark-up.

We also need more focused marketing. Most of our sales are made through distributors, supported by an in-house force (which actually makes many of our sales). The in-house force seems to be split among the three operating segments. In the last three or four years, we have had four or five VP sales, and the sales force has turned over more than 100 per cent. Not only does this signal that something is wrong, but clearly this kind of personnel churn does not lead to marketing effectiveness or efficiency.

Our literature needs to be improved. In researching the Mortuary Affairs system, I see on the web-site that the picture of the Morgue Shelter and most of its specs appear to be the Spec Sheet I personally prepared many years ago. We didn’t have cheap digital cameras then! I could find no reference to the Mortuary System. The Morgue Shelter is shown in the 06 Catalog but not the 06/07 Catalog. Probably, this system is appropriate only for combat or WMD disaster requirements. For natural disasters, FEMA already has a fleet of refrigerated trucks.

A major problem is our bank debt. Recently, the bank restructured the loan, changing the terms and giving us a six month waiver of covenants. Did the bank have a choice? Does anyone think BB&T wants to own TVI? The six month waiver is certainly a break. But the restructuring came at a price. There was a fee of $125,000. The $7 million Revolver is due in full Feb 20, 2009 and has monthly interest of prime plus 1%. The $22.5 million Term loan has been converted to an installment loan - we now have to make monthly payments of $340,909 starting August 22. Interest at prime plus 1.5 % is payable monthly plus there is a continuing maintenance fee of at least 1% of the Term loan principal. Starting in August the monthly payments for interest, fees, and principal will total almost $500,000. Those payments will present a real challenge.

Which brings me to a final point - Signature. The company apparently is attempting to convert Signature from whatever it was to a disaster response capability. I still question a business model which relies on natural disasters, particularly since tents are not really appropriate for hurricane and flood situations. That’s why FEMA already has thousands of house trailers. I certainly hope that Signature can be made self-sustaining, and very soon.

Note that there is no mention of Signature on TVI’s web-site. Their “Links” page is completely blank. You can find Signature at www.eventservices.com. Apparently Signature remains an independent operation. We don’t know what to do with it, but we own it.

The Army approval of the C2A1 canister was certainly a milestone, and the follow-on order was great. As I have said in the past, the respirator segment is TVI’s most promising growth engine. To put the contract in context, it was first awarded in 2005 to 3M Canada as a single supplier. TVI and a third firm also bid. The contract was for the base year plus four option years, valued at about $50 million per year. TVI protested the award, and on April 16, 2006 GAO upheld the protest (Case B-297849). The Army re-competed, changing to multiple awards, and selected both TVI and 3M Canada. TVI announced its $2 million award on Oct 31, 2006. The TVI award was subject to First Article approval, and as you know, it took until Feb 08 to get that approval. Kudos to our general manager Dale Kline for making this happen!. The bad news is that for the first year it looks like TVI got $7 million while 3M Canada got the remaining $40 plus million. The good news is that the US dollar has fallen against the Canadian dollar, and there are at least three more option years. I believe that TVI should get as much as half the annual order which is probably the current capacity.

In terms of growth, I believe that “shelters and related products” can also be a growth engine, but the product line must be expanded both horizontally and vertically. TVI is a proven supplier to about two-thirds of the states, many cities and counties, and all of the military services with a sales and support structure in place. There are many related products which could be sold to these existing customers using the existing structure.

There are many problems, but there is potential. We need to earn the loyalty and dedication of our people. This must start with a coherent and convincing vision for the future. We must become leaner and more effective and efficient. We must go the extra mile and regain the trust and loyalty of our customers. We must exploit every asset and advantage we have. When we have done this the Market will reward us with a share price reflecting our true value.

III. COMMENTS ON BOARD PERFORMANCE

It is useful to look at the past primarily to learn from our mistakes. And it is not my purpose to look backward but to focus on the future. However, there is an implicit indictment of Board performance in my initiatives for change, which I believe I should substantiate. No doubt the Board will tell you how hard they have worked for you, blame our misfortunes elsewhere, and assure you that they are doing a wonderful job. Let me cite a few examples, and let stockholders judge for themselves.

A. Inadequate Strategic Planning

No strategic vision has been enunciated, and the company is a collection of loosely aligned divisions. We largely missed the Surge market for lack of products, and we compete poorly in the military market. We are primarily an integrator and re-seller of hardware products, purchased from others (who secure most of the profit) which we then sell through distributors who market to end users. Why the tent rental and service business was acquired in 2006 is hard to understand.

B. Inadequate Corporate Oversight

We have Codes of Conduct, an Ombudsman, and the like, but these did not achieve professional performance and ethical conduct by senior management. The day the Company announced that its expensive legal and accounting review had disclosed no internal control problems, an employee was so incensed that he “blew the whistle” reporting questionable activities to Directors, the SEC, and others. This forced the Board to launch further investigations, which apparently are not yet concluded.

C. Disastrous Signature Acquisition

This transaction consumed all our cash and added debt in excess of $20 million, buying a company that was losing money and had little fit with the Company’s other business. It included an Incentive Bonus Agreement such that for three years no matter how much income Signature made the Company’s share would not have been enough to cover its costs. The Board was so sure of the transaction that it did not get an independent Fairness Opinion. Signature has continued to lose money while the Company attempts to restructure it into something else.

D. Poor Investor Relations

Recent press releases have been cryptic, disclosing the least information possible and resulting not in transparency but in uncertainty and confusion. For awhile every release caused a drop in share price. Actions seemed more concerned with self-protection than with stockholder interests. The Board had been encouraged by me and other shareholders to support the share price, employing a buy-back if necessary, but without results.

E. Ineffective Turn-Around Action

The Board’s acknowledgement of the disastrous conditions was slow (perhaps they really didn’t know) and their actions have been too little and too late. We raised salaries instead of cutting them. We replaced experienced salesmen with new personnel. We continued to spend large sums on legal issues and investigations. There was no discernable damage control program.

F. Botched CEO Search

After the sudden resignation of the previous CEO, Mr. Priddy – now under investigation by the SEC – the Board appointed General Hughes as interim CEO and announced it had retained an executive search firm to conduct a national search for a new CEO. I submitted a candidate, and forwarded another candidate nominated by a shareholder. I have been informed that another shareholder submitted a candidate. Then, the Board announced that it had decided to make the interim appointment of General Hughes as CEO permanent, at an annual salary of $275,000. None of the three candidates mentioned were contacted by anyone from the Company. It is certainly unclear what the Board intended or did.

G. Executive Compensation

For a struggling company, TVI has provided generous salary and incentive compensation to its insiders. In August 2007 General Hughes was given a raise from a part-time CEO salary of $180,000 to a full-time salary of $272,500. In December he was granted an Option for 250,000 shares at $.27 per share. In December 2007 Mr. Yount was appointed full-time Executive VP and COO, and his part-time salary of $120,000 was changed to a full-time salary $265,000.00. He too was given an Option for 250,000 shares at $.27 per share. Each of the Company ’s CFO and General Counsel was given a small pay raise, a nice retention contract, and options for 100,000 shares of stock earlier in the year.

CONCLUSION

We may have different perceptions of what happened, or may judge events differently. But the financial numbers speak volumes about the Board’s performance. One need only look at the operating losses, the absence of cash, increase in payables, substantial debt, and disastrous decrease in Market value and Shareholder Equity for the score card. Let me note that the Board may blame improprieties by previous management for our troubles but I disagree. Our troubles stem from a poor strategy, many bad business practices, and a very costly acquisition, all of which the Board had knowledge of and authority for.

A VOTE TO ELECT JEFF SQUIRES AND ME TO THE BOARD; AND IN FAVOR OF THE SHAREHOLDER PROPOSALS I HAVE SUBMITTED, IS A VOTE TO STRENGTHEN THE BOARD, MAKE IT MORE ACCOUNTABLE TO SHAREHOLDERS, AND PROVIDE REVITALIZED LEADERSHIP TO THE COMPANY.

SPECIFIC PROPOSALS FOR SHAREHOLDER CONSIDERATION

The following proposals are broken down into two general groups. The first four proposals track the four proposals on which the Board has solicited proxies, two of which Mr. Bender has modified and for which he seeks your proxy; the next seven proposals (numbers 5 through 11) are Mr. Bender ’s proposals, for which he seeks your proxy.

Modified Board Proposal 1: Election of Two Class A Directors

Messrs Allen Bender and Jeffrey Squires have each nominated the other for the two vacant Class A seats. Both are stockholders of the company, and the nominations were made in full compliance with last year ’s Proxy Statement instructions, current By-laws, and Maryland law. However, rather than give stockholders an opportunity to decide, the Board elected to ignore our nominations. Only by filing this Solicitation in Opposition have we been able to shift the power to the stockholders.

Why is the Board so resistant to being accountable to the stockholders? You will have to ask them. But note that in 2006 the five non-employee directors were compensated a total of $441,625, and in 2007 the two full-year non-employee directors were compensated a total of $174,125. Not bad for part-time jobs!

We urge a vote for us instead of the Board nominees to bring some fresh ideas and revitalize the workforce. We can make TVI an exciting company again!

Nominee statements and required information for Messrs. Bender and Squires are presented below. Further information on Mesrs. Bender are presented in a later section entitled “Participants in the Solicitation.”

STATEMENT BY ALLEN E. BENDER FOR BOARD OF DIRECTORS

I consent to my nomination to the Board of Directors of TVI Corporation, and if elected I agree to serve. I am not aware of any matters which would preclude such service.

I have no known family relationship with any current TVI officer or director, and I have had no financial transactions with the Company during the past year.

As of April 14, 2008, I owned 293,568 shares in an IRA account, and individually owned 1,090,350 shares of common stock of the Company.

My home and business address is as follows: 2411 Pimpernel Drive, Waldorf, MD 20603.

The following biographical summary is provided for information and public release:

“Allen E. Bender , age 77, is a retired Naval officer and small business executive with varied experience in marketing, management, and accounting. He has a Masters Degree in Finance from George Washington University.

His last position was CEO for seven years of TVI Corporation, a public company which trades on NASDAQ under symbol TVIN. He brought this company out of bankruptcy and into compliance with SEC requirements, worked with the FBI in convicting the previous CEO, and positioned the company as a leading supplier of decontamination systems and related products in the Homeland Defense market.

Prior to this employment Mr. Bender was employed as an independent hospital consultant specializing in hospital information systems. Clients included such companies as Computer Sciences Corporation, IBM, and Arthur Young. Prior to this he served in various capacities in the medical information systems industry including vice president of Health Data Corporation and Regional Marketing Manager for Searle Medidata Inc.

In his Naval career Mr. Bender served about ten years as an enlisted medical technician and about twelve years as a commissioned hospital administrator. He served two tours with the US Marine Corps including a combat tour in the Korean Conflict.”

I consent to being named as a nominee in the Proxy Statement.
STATEMENT BY JEFFREY L. SQUIRES FOR BOARD OF DIRECTORS

I consent to the nomination for membership on the TVI Corporation Board of Directors, submitted by Allen Bender. If elected I agree to serve conscientiously. I am not aware of any conflict or disability which would preclude my service.

I have no family relationship with any current TVI officer or director. I have had no financial transactions with the company during the past year, or for many years prior to that. I do have a past association with the company, which I will describe briefly below.

As of April 14, 2008, I owned 102,100 share of TVI Corporation common stock in a personal account maintained with an on-line broker.

My present home address is the following: 5745 Sherrier Place, N.W., Washington, D.C. 20016. My present business address is at my current law firm, SquiresLaw, PLLC, which as of that date will have its offices at 1850 “M” Street, N.W., Suite 280, Washington, D.C. 20036. My telephone number here is (202) 223-4500.

The following is a brief biography I am providing for your information and for use in connection with the forthcoming election:

“Jeffrey L. Squires, 62 years of age, is a practicing lawyer in Washington, D.C. He has practiced in Washington, D.C. for over 30 years. As of January 1, 2008, he is a principal in the firm SquiresLaw, PLLC with offices at 1850 “M” Street, N.W., Suite 280, Washington, D.C. 20036. Mr. Squires obtained a BA degree cum laude from Washington University in St. Louis, MO in 1968. He studied International Relations at the University of Chicago, and obtained his J.D. degree from the University of Wisconsin in 1973. He then began an uninterrupted career as an attorney, almost exclusively in private practice, in Washington, D.C. His primary areas of law practice are corporate and general business litigation and transactions.

Mr. Squires has a past association with TVI Corporation. In the mid-1990’s he was one of a group that was instrumental in removing a chief executive officer, who, it was subsequently established, had been engaged in a pattern of corrupt mismanagement of the company. For an ensuing period of approximately five years he served on the Board of Directors of the company, and further served as its outside legal counsel. At the end of the 1990’s he voluntarily resigned his position with the board, and within the year a newly constituted board selected another law firm as its outside counsel.

Mr. Squires was actively involved in the turnaround effort that for a period produced great improvement in the company’s operations and results shortly after his departure. He has had no position with the company since that time. The newly-reconstituted board appointed a new chief executive officer early in the millennium, and undertook operations and transactions that have led to the company’s current financial condition.”

I consent to being named as a nominee in the company’s proxy statement.

Board Proposal Two: Seeks Approval of TVI Corporation 2008 Equity Incentive Plan

The Board is seeking stockholder approval for a new incentive plan to replace the current Incentive Option Plan which expires in May 2008. The new plan is an “equity” incentive plan and can reward and motivate employees not only with stock and options but also with Stock Appreciation Rights, Phantom Stock, Performance Awards, and Restricted Stock Units. Key goals are to “align the interests of executives with those of stockholders,” and to enable the company to provide equity compensation and thereby conserve its cash resources. The new Plan is for ten years, and will reserve 3,250,000 shares of stock which should be sufficient “for at least the next three years.”

The Company’s present proposal for adoption of its 2008 Equity Incentive Plan (the “Plan”) should be rejected. While the Company should have an appropriate stock option plan to provide incentives for key employees, upon careful reading it is evident that the proposed Plan will most likely have the effect of enormous dilution of the interests of current shareholders. While the Company has not provided information from which the shareholders could make a fully-informed choice in this matter, it can reasonably be foreseen that as presently proposed the Equity Incentive Plan is intended to reward management and insiders without concern for the impact on current shareholders.

As is evident from facts known to all, TVI is a small company, in very poor financial condition, fairly attributable to decisions made by current management over the past few years. Its current board and executives are being adequately compensated by any reasonable standard. Yet according to the proposed Incentive Plan, the total number of shares to be set aside for stock option awards – which can be expected to go largely to current management – could have the result of current management increasing its percentage ownership of the Company’s common stock from the present level of approximately 6% to 30% or more, solely based on reasonably foreseeable corporate actions.

The factual bases for this concern are simple:

     1. The Company is on the verge of losing its NASD listing because of its failure, inter alia, to maintain a minimum per share price of $1.00 over a period of time. It is reasonably likely that the Company will seek to reverse split its stock, in order to maintain its listing. It is reasonably foreseeable that the ratio of the reverse split will be anywhere from 1 to 4, to 1 to 10. This would reduce the total issued and outstanding shares of the Company’s stock from somewhere between approximately 3 million to approximately 8 million shares.

     2. The Company is seeking to fund its Equity Incentive Plan by setting aside 3,250,000 shares of common stock. It has committed not to issue more than 500,000 shares to any individual in any year. It has stated that the stock set aside for the Plan or awarded under it will not be adjusted in the event of a reverse split – while at the same time providing shareholders no information whatsoever about the need for, or likely terms of, a reverse split. Accordingly, management would have control over the issuance of options that could constitute anywhere from 25 to nearly 50 percent of the then total issued and authorized shares of the Company’s stock.

     3. Under the proposed Plan the Plan Committee has essentially unfettered discretion to make a variety of decisions that would likely redound to the benefit of senior management, including the right to “take such action as it deems appropriate and equitable ” in the event of a change of control in the Board over a 24 month period, which could include the acceleration or change of the exercise date of previously issued options; or to delegate its authority to the CEO or another senior officer of the Company, thus placing its complete discretion within one senior officer. As we are all taught, such absolute power has serious potential to corrupt the holder of such power.

This is all part of what appears to be a plan of current management not only to entrench itself through corporate governance measures, but also to reap the lion’s share of any economic benefit that may accrue to the shareholders should the Company’s current adverse economic situation – for which management bears significant responsibility – turn around. The Plan as proposed is not in the best interests of the shareholders. It is, to the contrary, a Plan for enriching present management.

Board Proposal Three: Seeks Ratification of Selection of Registered Independent Public Accountants for 2008

It doesn’t make any difference what you do. Stockholder approval is not required, but the Board “believed it appropriate to seek stockholder ratification” given the critical role of the accountants. However, the Audit Committee “retains discretion to select a new independent firm if the Audit Committee concludes such a change would be in the best interests of the Company and our stockholders.”

Modified Board Proposal Four: Stockholder Proposal to Declassify the Board of Directors

That Section 1( c ) of Article III of the By-laws of the Company be amended to eliminate classified three year terms for Directors and to provide for an annual election for one year terms; and to provide further that this provision will become effective immediately upon adoption, excepting only that the adoption of this amendment will not affect the unexpired terms of Directors elected to the board at or prior to the upcoming annual meeting at which this proposal is to be presented, and also provided that it may be changed thereafter only by affirmative vote of the Stockholders at a Stockholders meeting.

The Company originally objected to including my proposal on this subject in its filings. The SEC did not support the Company ’s objection, and the Company included my original proposal in its 14A filing. I have included the proposal I finally submitted to the SEC.

Discussion:

My reasons were included, and the Company ’s objections have been given in the Company’s 14A filing. Support for my proposal will help ensure the Board’s responsiveness to the interests of shareholders. An effective Board will always be re-elected; these classified schemes to which I am objecting serve to protect and entrench bad Boards.

Bender Proposal 5: Election Methodology for Directors

That the provisions of the By-laws concerning election of directors be amended as follows and that this provision will become effective immediately upon adoption and that it may be changed only by affirmative vote of the Stockholders:

     a. that Section 6 (a) of Article II of the By-laws be amended to eliminate the exception of election of directors from the requirement of a majority vote by Stockholders

     b. that a new provision be added to Section 1 to provide that in case of contested elections the election shall be determined by Plurality Vote

Discussion:

Section 1 (b) of the By-laws states that directors “shall be elected by a majority of the votes cast at a meeting of Stockholders” but Section 6 (a) of Article II requires a majority vote of Stockholders to enact corporate action “other than the election of directors.” The Board has decided to observe this latter provision and employs “plurality vote ” to determine director elections.

Under plurality vote the candidate receiving the most votes wins, even if there is but one candidate. Thus, since the Board nominates only one candidate per director vacancy, and since any other nominations are largely prohibited, the Board candidate cannot lose under the plurality vote system. A Board nominee will be elected even he receives only one vote and Stockholders withhold the entire remaining millions of votes. Even a large majority of outstanding shares could never unseat the nominee of an entrenched Board. Such an election scheme is essentially a waste of time and paper, and prevents any accountability to the Stockholders of either individual directors or the Board as a whole. Plurality vote is only appropriate when there is more than one candidate.

Bender Proposal 6: Requirements for Special Meeting

That the provisions of Section 2 of Article II of the By-Laws of the Corporation relating to Special Meetings called by the Stockholders be amended to provide that a Special Meeting may be called by 25% of the beneficial owners of shares outstanding,

Discussion:

Maryland law specifies that 25% of the shares outstanding may call for a Special Meeting, but authorizes corporations to set a higher requirement not exceeding a majority. The By-laws require a written demand of a majority of outstanding stock to call a special meeting, the highest possible amount permitted under Maryland law.

Obtaining the consent of a majority of the outstanding shares for a special meeting would necessarily require contacting a huge number of TVI stockholders. Such an effort would require a great deal of time and money, and the incumbent Board would most likely decline to provide a list of street name stockholders (probably 85% of the outstanding shares are held in brokerage accounts in street name). Further, such effort would fall under significant SEC regulatory requirements, making the effort even more difficult and costly. These impediments imposed by the 50% plus one requirement prevent the Stockholders from asserting any influence over the Board’s leadership and policies, and effectively provide the Board immunity from accountability to the Stockholders. The effect of reduction in shares required from 50% to 25% would be simply to make it easier for Stockholders to propose actions via a Special Meeting. Any such proposals would still be subject to normal Stockholder approval, and the Meeting would still be under control of the Board.

Both Maryland law and the By-laws provide that a quorum for a meeting is a majority of the outstanding stock, and that only a majority vote of those voting is required to take a corporate action. Thus, the majority to enact corporate business could be as little as 25% plus one of the outstanding shares. To require a majority of all outstanding stock simply to call a special meeting is an unnecessarily stringent requirement.

If Proposal 3 passes a special meeting of Stockholders could be called in the future by the written request of 25% of the outstanding stock.

Bender Proposal 7: Requirement for Special Meeting Date

That an Article be added to the Charter requiring the Board to set a meeting date within 60 days after receiving a valid request for a Special Meeting as follows:

ARTICLE: The Board shall set the Record Date no later than ten calendar days after, and the Meeting Date no later than 60 calendar days after the date of the receipt of the demand for a Special Meeting which meets the requirements set forth in the By-laws .

Discussion:

Under Maryland law the Board has full authority to set the Record Date for and the time and place of special meetings. However, Maryland law also provides that a Corporation may include in its Charter any provision not inconsistent with law that defines and limits the powers of its directors. Allowing the Board unlimited discretion in setting record and meeting dates invites abuse and could defeat the whole purpose of the special meeting.

This provision would simply establish a limit on the time the Board could delay calling a special meeting. The Board would still have authority to set the time, date, and place, but would have to do so within a reasonable period of time. In a situation dictating the intervention of Stockholders via a Special Meeting it is clear that Stockholder interests would necessitate a timely meeting.

Bender Proposal 8: Action by Written Consent

That the Charter of the Corporation be amended to add authority for a majority of Stockholders to approve a corporate action by written consent in lieu of a meeting, and that if approved, the corporate By-laws be amended to reflect this change. The Charter would be amended to include the following provision as taken directly from the Maryland Law:

TENTH: To the full extent provided by and in accordance with the Maryland General Corporation Law as in effect on the date hereof or as may be amended hereafter concerning Informal Action By Stockholders, any lawful act of the Stockholders which could be taken at an Annual or Special Meeting may be taken by the written consent of Stockholders entitled to vote generally in the election of directors if such Stockholders are eligible to cast the minimum number of votes to approve the action at a stockholder meeting if the Corporation gives notice of the action to each holder of common stock not later than 10 days after the effective date of the action.

Discussion:

Maryland law provides that the charter of a corporation may include authority for Informal Action By Stockholders as cited in the above proposed Charter amendment., but TVI’s current Charter contains no provision for such Informal Actions.

Action by written consent of a majority of stockholders is a valuable stockholder right, and in appropriate situations can avoid the delay and costs of a formal meeting. Maryland law requires that all Stockholders be given a written notice of the action taken within 10 days, and the SEC generally requires that the notice comply with Proxy Statement provisions. Thus, all Stockholders will be fully apprised of any action taken.

Since it is unlikely that 100% of Stockholders will ever be present at a meeting, and a majority of those attending can enact any proposal, the requirement for approval by a majority of outstanding shares imposed by this Charter Amendment for majority approval is much more stringent than approval requirements at Stockholder meetings.

Maryland law also contains authority for written consent by unanimous approval of Stockholders, and requires only that consents be obtained within a 60 day period and that the document be filed in the records of stockholder meetings. Section 6 (d) of Article II of the current By-laws implements this provision by providing for a written resolution approved by 100% of outstanding shares.

It is likely literally impossible to obtain 100% stockholder approval within 60 days since some Stockholders may be out of the country, dead, or not locatable. Further, a single Stockholder owning one share of stock could block any action by all other Stockholders combined. Thus, a provision for a Unanimous Consent for a large public company is meaningless.

Bender Proposal 9: Election not to be Subject to Subtitle 3-8

That the Charter of the Corporation be amended as follows, to include a provision that the Corporation elects not be subject to Subtitle 3-8 of the Maryland General Corporation Law.

ELEVENTH: The Corporation shall be prohibited from electing to be subject to any and all of the provisions of Subtitle 3-8 as in effect on the date hereof or as may be amended hereafter concerning unsolicited takeovers.

Discussion:

Subtitle 3-8 of the Maryland law, commonly referred to as the Maryland Unsolicited Takeovers Act or MUTA, grants authority to the Board to invoke the provisions of the Subtitle at any time and for any reason, and these provisions supercede any contrary provision of the corporation’s By-laws or Charter . While MUTA is usually presented as applying to a hostile or unwanted tender offer, the Subtitle’s applicability is sufficiently broad as to apply to an effort by a group of Stockholders to elect a controlling number of directors. MUTA is now widely recognized as a mechanism that can be employed by a corporate board for the primary purpose of entrenching itself and insulating itself from shareholder oversight. That is exactly what TVI’s Board did in electing to employ MUTA.

When MUTA is invoked by a resolution of the Board the Company’s Charter and By-laws are superceded and several specific protections for the incumbent Board may be activated as follows:

     a. a Classified director system providing for Three Year director terms

     b. a requirement for at least a two-thirds vote to remove a director

     c. authority for the Board to set any size board it wishes and then to fill any vacancies resulting from an increase in board size

     d. a requirement for a majority of outstanding shares to call a special meeting

These provisions of MUTA take from the Stockholders their right to establish a Charter and By-laws for governance of the Company, and gives that power to the incumbent Board.

Note that there does not have to be a hostile tender offer to acquire the company for the Board to invoke MUTA. It can be done at any time in the Board’s complete discretion, as evidenced by the recent action of the TVI Board in electing coverage under MUTA for no apparent reason.

Maryland law gives the right to Stockholders to deny the power of the Board to invoke the provisions of MUTA by including such a provision in its Charter. The proposed Charter Amendment is taken from the Maryland law to preserve this right to Stockholders.

Bender Proposal 10: Equal Rights for All Shares

That the Charter of the Corporation be amended to add the following paragraph at the end of Article Fourth concerning authority to issue stock:

Provided further that the terms, rights, and conditions for each share of stock in any class or series of stock so classified, reclassified, or issued shall be the same as for all other shares in the class or series regardless of ownership.

Discussion:

Maryland law authorizes boards of corporations to issue right, warrants, and options which may be voided if owned by a designated person or class of persons under specified circumstances. The law does not specify any circumstances nor place any limitations. This is the so-called “poison pill” which enables boards to issue rights to Stockholders and then void those held by any person or group defined in and under circumstances specified in the Plan. Typically presented as a measure to ensure that all Stockholders are treated equally in an unfriendly takeover, it can be also be used against a group of Stockholders attempting to replace a majority of the board or to call for a special meeting to elect a new board. The TVI Board adopted such a plan in December 2003. As filed with the SEC, the Plan is 31 pages long, there is a 7 page Articles Supplementary to the Charter, and several more pages of exhibits and forms.

The threat of this Poison Pill weapon is a huge deterrent to TVI stockholders who might wish to challenge the incumbent Board ’s leadership and policies. If implemented against them these Stockholders would not only suffer a substantial loss but also would probably have their stock positions so diluted that they would lose the voting power to call for a special meeting. As noted by the Board in its filing with the SEC “The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company’s stock on terms not approved by the Company’s Board of Directors.”

This threat can create a cloud on the value of stock, can discourage the acquisition of large blocks of TVI shares, can discourage acquisition offers or reduce the payment offered to stockholders, and prevents stockholders from organizing to replace an entrenched board. It clearly is not for the benefit of Stockholders.

This proposal is not in conflict with the section of law that gives a board the authority to adopt terms and conditions of stock issued under a Stockholder rights plan. That section specifically states that a board can only issue stock which is authorized in the Charter, and this provision simply specifies the kind of stock the Stockholders have approved for issuance.

Bender Proposal 11: Reimbursement of Stockholder

That Allen Bender, the stockholder submitting these proposals, be reimbursed for reasonable out-of-pocket costs incurred in the effort to present these matters to the Stockholders.

Discussion:

The proposals made by Mr. Bender are legitimate under both Maryland law and the Company’s By-laws, and represent important governance issues that Stockholders should be entitled to vote. He expects and hopes that the Board will agree, and will place no undue impediments to an opportunity for Stockholders to express their views. Thus, only incidental costs should be incurred.

However, the Board has incurred significant legal fees to implement its immunity scheme, and may use more stockholder funds in an effort to prevent these proposals from being seen and voted upon by Stockholders. Since enactment of these proposals will benefit all stockholders, it seems only fair that Mr. Bender be allowed to recover any personal funds used in this initiative.

OTHER PROPOSALS

I am not aware of any other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is Mr. Bender’s intent to vote the “bender” proxy on such other matters consistent with the positions set forth herein and in accordance with his best judgment.

VOTING PROCEDURES

According to the Company’s Proxy Statement, the voting procedures are as set forth below.

Who May Vote

Stockholders of record at the close of business on April 14, 2008, the Record Date, are entitled to vote during the Annual Meeting and may cast one vote for each share of Common Stock held on the Record date on each matter that may properly come before the meeting. On the Record Date, there were 33,922,124 shares of Common Stock issued and outstanding.

As explained in in the detailed instructions on your “bender” proxy card, there are two ways you may vote. You may:

     1. Sign, date and return the enclosed ’bender” proxy card in the enclosed postage-paid envelope. I recommend that you vote on the “bender” proxy card even if you plan to attend the Annual Meeting; or

     2. Vote in person by attending the Annual Meeting. If you hold your shares through a broker, bank, or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting.

Whether or not you are able to attend the Annual Meeting you are urged to complete the enclosed “bender” proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification.

IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (1) “FOR” ALLEN E. BENDER AND JEFFREY L. SQUIRES AS CLASS A DIRECTORS, (2) “AGAINST” APPROVAL OF THE 2008 EQUITY INCENTIVE PLAN, (3) “FOR” RATIFY SELECTION OF STEGMAN & CO AS INDEPENDENT ACCOUNTANTS FOR 2008, (4) “FOR” PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS, (5) “FOR” BY-LAWS AMENDMENT TO CHANGE ELECTION METHODOLOGY FOR DIRECTORS, (6) “FOR” CHARTER AMENDMENT TO CHANGE REQUIREMENT FOR SPECIAL MEETING, (7) “FOR” CHARTER AMENDMENT TO CHANGE REQUIREMENT FOR SPECIAL MEETING DATE, (8) “FOR” CHARTER AMENDMENT TO CHANGE REQUIREMENT FOR ACTION BY WRITTEN CONSENT, (9) “FOR” CHARTER AMENDMENT TO ELECT NOT TO BE SUBJECT TO SUBTITLE 3-8, (10) “FOR” CHARTER AMENDMENT TO REQUIRE EQUAL RIGHTS FOR ALL SHARES, (11) “FOR” PROPOSAL TO REIMBURSE STOCKHOLDER FOR PROXY EXPENSES, AND (12) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

If you have any question or require any assistance in executing you proxy, please call:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders Call Toll-Free: (800) 347-4750
Banks and Brokers Call Collect: (212) 269-5550

Vote Required

The holders of a majority of the issued and outstanding shares of Common Stock must be present or represented at the meeting for there to be a quorum for the conduct of business. If a quorum is present and/or represented at the meeting, then the two nominees for directors who receive the highest number of votes of the votes cast will be elected. For these purposes, abstentions and “broker non-votes” will not be counting as voting for or against the proposal to which it relates. The affirmative votes of a majority of the outstanding shares of Common Stock having voting power present at the meeting, in person or by proxy and voting thereon, is required to approve each of the other proposals and to take action on such other matters as may properly come before the meeting. In addition, pursuant to the New York Stock Exchange rules, the total votes cast on Proposal 2 (the Equity Incentive Plan) must equal or exceed 50% of all shares entitled to vote on the proposal. Shares represented by proxies marked “abstain ” with respect to these matters will be treated as votes and will have the same effect as a vote “against” these matters.

How You May Change Your Vote

Any proxy given by a stockholder may be revoked at any time prior to its use by the execution of a later dated proxy, by a personal vote at the meeting, or by written notice to the Secretary of the Company.

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED “bender ” PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

The accompanying “bender” proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record date, or grant a proxy to vote such shares on the “bender” proxy card, even if you sell such shares after the Record date.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE, OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE “bender” PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

     - submitting a properly execute, subsequently dated “bender” proxy card that will revoke all prior proxy cards, including any Company proxy cards which you may have submitted to TVI;

     - attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     - delivering written notice of revocation either to the Secretary of TVI at the address provided by TVI on the Company Proxy Statement or to Allen bender,
c/o D. F. King & Co, Inc., 48 Wall Street, 22nd Floor, New York, NY 10005 (which will then be delivered to the Secretary of TVI).

Please note that if your shares are held in “street name” by a bank, broker, or bank nominee, you must follow the instructions provided by such bank, broker, or bank nominee to vote or revoke your earlier vote.

Although a revocation is effective if delivered to TVI, it is requested that the original or a copy of any revocation bemailed to Allen Bender, c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005 so that we will be aware of such revocations.

IF YOU HAVE PREVIOUSLY SIGNED AND RETURNED A COMPANY PROXY CARD, WE URGE YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE “bender” PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON, OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE COMPANY OR TO D. F. KING.

SOLICITATION OF PROXIES

Mr. Bender has retained D. F. King & Co., Inc., (D. F. King) to conduct the solicitation, for which D. F. King is to receive a fee not to exceed $50,000, plus reimbursement for its reasonable out-of-pocket expenses. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier, or in person. It is anticipate that D. F. King will employ approximately 15 persons to solicit proxies from TVI stockholders for the Annual Meeting. The estimated total costs in furtherance of, or in connection with, the solicitation of proxies is $35,000 to date, and is estimated to be $110,000 in total.

In addition, Messrs. Bender and Squires may also participate in the solicitation of proxies. They will not receive any compensation for assisting in the solicitation of proxies.
Mr. Bender intends to seek reimbursement from TVI upon completion of the solicitation of all expenses incurred in connection with the solicitation of proxies. He has elected to submit the question of such reimbursement to a vote of the stockholders of TVI.

PARTICIPANTS IN THE SOLICITATION

Allen Bender and Jeffrey Squires are the only two participants in the solicitation of proxies contemplated hereby, Mr. Bender as sponsor of the solicitation and director nominee, and Mr. Squires as a director nominee (both “Nominees”). They are collectively referred to herein as “Participants”.

For information regarding the age, business address, principal occupation or employment of Messrs. Bender and Squires please see Proposal 1 - Election of Two Class A Directors.

Each Participant has has an interest in the election of directors and adoption of additional proposals at the Annual Meeting only indirectly through beneficial ownership of Common Stock of TVI.

Other than as disclosed in this Proxy Statement, there are no arrangements or understandings between the Nominees and any other person with respect to their nominations.

Other than as disclosed in this Proxy Statement, including any Annexes hereto:

1. During the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

2. No Participant is, or was within thge past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, bbut not limited to, joint ventures, option arrangements, puts or calls, guarantees against losses or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

3. No Participant or any associate of Participant has engaged in or had a direct or indirect material interest in any transaction, or series of similar transactions, since January 1, 2007, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

4. No Participant or associate of Participant has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates, or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party;

5. No person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected (including, withou limitation, any Participant), has a substantial interest, direct or indirect, by security holding or otherwise, in any matter to be acted on at the Annual Meeting; and

6. No Participant has any substantial interest, by security holding or otherwise, in any matter to be acted upon at the Annual Meeting, other than election to office (the Nominees may be deemed to have an interest in their nomination for election as directors to the Board by virtue of the compensation the Nominees will receive from the Company as directors, if elected to the Board).

For purposes of the foregoing, the term “associates” shall have the meaning as thatb term is defined in Rule 14a-1 of Regulation 14A under the Exchange Act.

ADDITIONAL INFORMATION

The Company is subject to the periodic requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request to the SEC, Public Reference Section, 100 F Street N.E., Washington, DC 20549, at prescribed rates.
The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements, and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

Mr. Bender has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company Proxy Statement. Such disclosure includes, among other things, information regarding securities of TVI beneficially owned by TVI’s directors, nominees, and management; certain shareholder’s beneficial ownership of more than 5% of TVI’s voting securities, information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2009 annual meeting of stockholders of TVI and for consideration for inclusion in the proxy material for that meeting. Please refer to the Company Proxy Statement for such information. Mr. Bender takes no responsibility for the accuracy or completeness of information contained in the Company Proxy Statement.

Copies of this proxy Statement will be provided without charge to stockholders upon request to D. F. King at the address or telephone number set forth below under the heading “IMPORTANT NOTE”.

April 25, 2008

ALLEN E. BENDER

IMPORTANT NOTE

1. If your shares are held in your own name, please mark, date, sign and mail the enclosed “bender” proxy card to the Proxy Solicitor, D. F. King, in the prepaid envelope provided.

2. If your shares are held by a brokerage firm, bank nominee, or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a “bender ” proxy card to be signed representing your shares.

3. If you have already submitted a Company proxy card to TVI or the TVI Proxy Solicitor for the Annual Meeting, you may change your vote by marking, dating, signing, and returning the enclosed “bender’ proxy card, which must be dated after the date of any proxy you may have submitted to the Company. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance, please call:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders Call Toll-Free: (800) 347-4750
Banks and Brokers Call Collect: (212) 269-5550

PROXY CARD

TVI CORPORATION
2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY
ALLEN E. BENDER

The undersigned hereby appoints and constitutes Allen E. Bender as proxy to represent the undersigned at the Annual Meeting of Stockholders of TVI Corporation (TVI) to be held at 10:00 am local time on Thursday, June 10, 2008 at the Company’s headquarters located at 7100 Holladay Tyler Road, Glenn Dale, Maryland, and at any adjournment or postponement thereof or any meeting held in lieu thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of TVI held or owned by the undersigned as directed below, and in his discretion upon such other matters as may come before the meeting.

If no direction is made with respect to a proposal, this proxy will be voted as follows with respect to any such proposal: (1) “For” Allen E. Bender and Jeffrey L. Squires as Class A directors, (2) “Against” Approval of the 2008 Equity Incentive Plan, (3) “For ” Ratify Selection of Stegman & Co as Independent Accountants for 2008, (4) “For” Proposal to Declassify the Board of Directors, (5) “For” By-laws Amendment to Change Election Methodology for Directors, (6) “For” Charter Amendment to Change Requirement for Special Meeting, (7) “For ” Charter Amendment to Change Requirement for Special Meeting Date, (8) “For” Charter Amendment to Change Requirement for Action by Written Consent, (9) “For” Charter Amendment to Elect Not to Be Subject to Subtitle 3-8, (10) “For” Charter Amendment to Require Equal Rights for all Shares, (11) “For” Proposal to Reimburse Stockholder for Proxy Expenses, and (12) In the Proxy Holder’s Discretion as to Other Matters That May Properly Come Before the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE YOUR PROXY TODAY.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE)

PROXY SOLICITED BY ALLEN E. BENDER

YOUR VOTE IS VERY IMPORTANT

Please take a moment now to vote your shares of

Common stock for the upcoming Annual Meeting of Stockholders

PLEASE DETACH PROXY CARD HERE
AND RETURN IN THE ENVELOPE PROVIDED

Modified Board Proposal 1: Election of Two Class A Directors

Allen E. Bender	☐	For	☐	Withhold Authority
Jeffrey L. Squires	☐	For	☐	Withhold Authority

Board Proposal 2: Approval of the 2008 Equity Incentive Plan

☐	For	☐	Against	☐	Abstain

Board Proposal 3: Ratify Selection of Stegman & Co as Independent Accountants

☐	For	☐	Against	☐	Abstain

Modified Board Proposal 4: Stockholder Proposal to Declassify Board of Directors

☐	For	☐	Against	☐	Abstain

Bender Proposal 5: Amend By-laws to Change Election methodology for Directors

☐	For	☐	Against	☐	Abstain

Bender Proposal 6: Amend B-laws to Change Requirement for Special Meeting

☐	For	☐	Against	☐	Abstain

Bender Proposal 7: Amend Charter to Change Requirement for Special Meeting Date

☐	For	☐	Against	☐	Abstain

Bender Proposal 8: Amend Charter to Change Requirement for Action by Written Consent

☐	For	☐	Against	☐	Abstain

Bender Proposal 9: Amend Charter to Elect Not to Be Subject to Subtitle 3-8

☐	For	☐	Against	☐	Abstain

Bender Proposal 10: Amend Charter to Require Equal Rights for All Shares

☐	For	☐	Against	☐	Abstain

Bender Proposal 11: Authorize Reimbursement of Stockholder for Proxy Expenses

☐	For	☐	Against	☐	Abstain

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

________________________________	__________________, 2008
Signature(s) of Stockholder(s)

Signature (if held jointly)	___________________________________

Title(s) if any	___________________________________